UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
UNDER the Securities Exchange Act of 1934

For the month of September 2023
Commission File No.: 001-40359

Uranium Royalty Corp.
(Translation of registrant’s name into English)

Suite 1830, 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

iNCORPORATION bY rEFERENCE

Exhibits 99.1 through 99.4 contained in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10, as amended (Registration No. 333-272534) of Uranium Royalty Corp. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uranium Royalty Corp.

Date: September 13, 2023	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed interim consolidated financial statements for the three months ended July 31, 2023
99.2	Management’s discussion and analysis for the three months ended July 31, 2023
99.3	Certification of Chief Executive Officer

99.4	Certification of Chief Financial Officer